333-878



FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

5/1/05

For the month of May 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

1061736

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended March 31, 2005. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Ratios
- Data per share
- Notes to the consolidated financial statements
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**120,963,734**	**100**	**111,385,948**	**100**
2	**ACTIVO CIRCULANTE**	**21,087,299**	**17**	**20,569,653**	**18**
3	EFECTIVO E INVERSIONES TEMPORALES	5,813,602	5	6,946,212	6
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,517,613	4	4,536,123	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,236,486	2	1,938,479	2
6		7,764,398	6	7,148,839	6
7	OTROS ACTIVOS	755,200	1	0	0
8	**LARGO PLAZO**	**1,144,818**	**1**	**1,235,937**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	362,640	0	268,216	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	782,178	1	967,721	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**43,964,689**	**36**	**44,713,073**	**40**
13	INMUEBLES	5,550,346	5	5,619,423	5
14	MAQUINARIA Y EQUIPO	68,898,730	57	66,717,561	60
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	32,192,813	27	29,325,709	26
17	CONSTRUCCIONES EN	1,708,426	1	1,701,798	2
18	**ACTIVO DIFERIDO (NETO)**	**48,467,188**	**40**	**38,483,540**	**35**
19	**OTROS ACTIVOS**	**6,299,740**	**5**	**6,383,745**	**6**
20	**PASIVO TOTAL**	**68,258,257**	**100**	**61,867,131**	**100**
21	**PASIVO CIRCULANTE**	**22,992,723**	**34**	**17,860,387**	**29**
22	PROVEEDORES	6,905,458	10	6,472,309	10
23	CREDITOS BANCARIOS	7,032,253	10	3,793,904	6
24	CREDITOS BURSATILES	2,586,319	4	1,166,454	2
25	IMPUESTOS POR PAGAR	1,696,894	2	1,800,527	3
26	OTROS PASIVOS	4,771,799	7	4,627,193	7
27	**PASIVO A LARGO PLAZO**	**36,183,755**	**53**	**33,776,076**	**55**
28	CREDITOS BANCARIOS	25,001,946	37	23,337,076	38
29	CREDITOS BURSATILES	11,181,809	16	10,439,000	17
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,228,525**	**9**	**7,158,923**	**12**
32	**OTROS PASIVOS**	**2,853,254**	**4**	**3,071,745**	**5**
33	**CAPITAL CONTABLE**	**52,705,477**	**100**	**49,518,817**	**100**
34	**PARTICIPACION MINORITARIA**	**16,971,716**	**32**	**18,903,109**	**38**
35	**CAPITAL CONTABLE MAYORITARIO**	**35,733,761**	**68**	**30,615,708**	**62**
36	**CAPITAL CONTRIBUIDO**	**17,286,120**	**33**	**17,286,120**	**35**
37	CAPITAL SOCIAL PAGADO	2,648,655	5	2,648,655	5
38	ACTUALIZACION CAPITAL SOCIAL	1,849,954	4	1,849,954	4
39	PRIMA EN VENTA DE	12,787,511	24	12,787,511	26
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**18,447,641**	**35**	**13,329,588**	**27**
42	RESULTADOS ACUMULADOS Y RESERVA DE	21,325,560	40	16,138,912	33
43	RESERVA PARA RECOMPRA DE	3,000,000	6	3,000,000	6
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,593,596)	(13)	(6,671,619)	(13)
45	**RESULTADO NETO DEL EJERCICIO**	715,677	1	862,295	2

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**5,813,602**	**100**	**6,946,212**	**100**
46	EFECTIVO	2,160,435	37	1,305,781	19
47	INVERSIONES	3,653,167	63	5,640,431	81
18	**CARGOS DIFERIDOS**	**48,467,188**	**100**	**38,483,540**	**100**
48	GASTOS AMORTIZABLES	1,006,702	2	778,133	2
49	CREDITO MERCANTIL	188,819	0	198,659	1
50	IMPUESTOS DIFERIDOS	1,271,267	3	1,357,518	4
51	OTROS	46,000,400	95	36,149,230	94
21	**PASIVO CIRCULANTE**	**22,992,723**	**100**	**17,860,387**	**100**
52	PASIVOS EN MONEDA	8,584,527	37	8,575,398	48
53	PASIVOS EN MONEDA	14,408,196	63	9,284,989	52
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,586,319**	**100**	**1,166,454**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	2,586,319	100	1,166,454	100
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**4,771,799**	**100**	**4,627,193**	**100**
57	OTROS PASIVOS CIRCULANTES CON	202	0	276	0
58	OTROS PASIVOS CIRCULANTES SIN	4,771,597	100	4,626,917	100
27	**PASIVO A LARGO PLAZO**	**36,183,755**	**100**	**33,776,076**	**100**
59	PASIVO EN MONEDA	10,525,618	29	13,396,259	40
60	PASIVO EN MONEDA	25,658,137	71	20,379,817	60
29	**CREDITOS BURSATILES LARGO PLAZO**	**11,181,809**	**100**	**10,439,000**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	11,181,809	100	10,439,000	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,228,525**	**100**	**7,158,923**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	4,200,354	67	5,153,617	72
67	OTROS	2,028,171	33	2,005,306	28
32	**OTROS PASIVOS**	**2,853,254**	**100**	**3,071,745**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,853,254	100	3,071,745	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,593,596)**	**100**	**(6,671,619)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,593,596)	(100)	(6,671,619)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(1,905,424)	2,709,266
73	FONDO PARA PENSIONES Y PRIMA DE	2,028,171	2,005,307
74	NUMERO DE FUNCIONARIOS	1,020	990
75	NUMERO DE EMPLEADOS	46,624	45,480
76	NUMERO DE OBREROS (*)	40,009	38,666
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**22,858,351**	**100**	**21,385,172**	**100**
2	COSTO DE	12,485,830	55	11,492,860	54
3	**RESULTADO BRUTO**	**10,372,521**	**45**	**9,892,312**	**46**
4	GASTOS DE	7,656,710	33	7,235,387	34
5	**RESULTADO DE OPERACION**	**2,715,811**	**12**	**2,656,925**	**12**
6	COSTO INTEGRAL DE FINANCIAMIENTO	583,736	3	34,795	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,132,075**	**9**	**2,622,130**	**12**
8	OTRAS OPERACIONES FINANCIERAS	152,947	1	153,033	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,979,128**	**9**	**2,469,097**	**12**
10	PROVISION PARA IMPUESTOS Y	874,484	4	1,066,753	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,104,644**	**5**	**1,402,344**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,104,644**	**5**	**1,402,344**	**7**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,104,644**	**5**	**1,402,344**	**7**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,104,644**	**5**	**1,402,344**	**7**
19	PARTICIPACION MINORITARIA	388,967	2	540,049	3
20	**RESULTADO NETO MAYORITARIO**	**715,677**	**3**	**862,295**	**4**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**22,858,351**	**100**	**21,385,172**	**100**
21	NACIONALES	17,055,427	75	16,049,936	75
22	EXTRANJERAS	5,802,924	25	5,335,236	25
23	CONVERSION EN DOLARES	519,463	2	477,597	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**583,736**	**100**	**34,795**	**100**
24	INTERESES PAGADOS	1,025,566	176	799,681	2,298
25	PERDIDA EN CAMBIOS	3,460	1	(133,553)	(384)
26	INTERESES GANADOS	115,377	20	97,571	280
27	GANANCIA EN CAMBIOS	20,786	4	17,170	49
28	RESULTADO POR POSICION	(309,127)	(53)	(516,592)	(1,485)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**152,947**	**100**	**153,033**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	152,947	100	153,033	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**874,484**	**100**	**1,066,753**	**100**
32	I.S.R.	852,857	98	954,699	89
33	I.S.R. DIFERIDO	(86,252)	(10)	2,336	0
34	P.T.U.	107,879	12	109,718	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	22,754,487	21,304,364
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	96,070,352	88,529,389
39	RESULTADO DE OPERACION	13,909,773	13,509,293
40	RESULTADO NETO MAYORITARIO (**)	5,700,865	3,731,997
41	RESULTADO NETO (**)	8,994,820	5,624,465

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA

TRIMESTRE: 1 AÑO: 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**22,858,351**	**100**	**21,385,172**	**100**
2	COSTO DE	12,485,830	55	11,492,860	54
3	**RESULTADO BRUTO**	**10,372,521**	**45**	**9,892,312**	**46**
4	GASTOS DE	7,656,710	33	7,235,387	34
5	**RESULTADO DE OPERACION**	**2,715,811**	**12**	**2,656,925**	**12**
6	COSTO INTEGRAL DE FINANCIAMIENTO	583,736	3	34,795	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,132,075**	**9**	**2,622,130**	**12**
8	OTRAS OPERACIONES FINANCIERAS	152,947	1	153,033	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,979,128**	**9**	**2,469,097**	**12**
10	PROVISION PARA IMPUESTOS Y	874,484	4	1,066,753	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,104,644**	**5**	**1,402,344**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,104,644**	**5**	**1,402,344**	**7**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,104,644**	**5**	**1,402,344**	**7**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,104,644**	**5**	**1,402,344**	**7**
19	PARTICIPACION MINORITARIA	388,967	2	540,049	3
20	**RESULTADO NETO MAYORITARIO**	**715,677**	**3**	**862,295**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**22,858,351**	**100**	**21,385,172**	**100**
21	NACIONALES	17,055,427	75	16,049,936	75
22	EXTRANJERAS	5,802,924	25	5,335,236	25
23	CONVERSION EN DOLARES	519,463	2	477,597	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**583,736**	**100**	**34,795**	**100**
24	INTERESES PAGADOS	1,025,566	176	799,681	2,298
25	PERDIDA EN CAMBIOS	3,460	1	(133,553)	(384)
26	INTERESES GANADOS	115,377	20	97,571	280
27	GANANCIA EN CAMBIOS	20,786	4	17,170	49
28	RESULTADO POR POSICION	(309,127)	(53)	(516,592)	(1,485)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**152,947**	**100**	**153,033**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	152,947	100	153,033	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**874,484**	**100**	**1,066,753**	**100**
32	I.S.R.	852,857	98	954,699	89
33	I.S.R. DIFERIDO	(86,252)	(10)	2,336	0
34	P.T.U.	107,879	12	109,718	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,104,644**	**1,402,344**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,474,099	1,578,194
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**2,578,743**	**2,980,538**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,330,607)	(200,059)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,248,136**	**2,780,479**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(294,576)	(1,916,827)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(996,876)	(946,686)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,291,452)**	**(2,863,513)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,034,239)**	**(1,240,109)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(1,077,555)	(1,323,143)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	6,891,157	8,269,355
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	5,813,602	6,946,212

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,474,099**	**1,578,194**
13	+ DEPRECIACION Y AMORTIZACION DEL	1,457,513	1,466,297
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	106,374	29,855
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(89,788)	82,042
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,330,607)**	**(200,059)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	61,990	(51,326)
19	+ (-) DECREMENTO (INCREMENTO) EN	253,229	4,947
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(636,622)	(572,655)
21	+ (-) INCREMENTO (DECREMENTO) EN	(54,162)	110,891
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(955,042)	308,084
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(294,576)**	**(1,916,827)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	141,531	(204,987)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(391,064)	(1,513,425)
25	+ DIVIDENDOS	0	0
26	+ OTROS	287,991	395,228
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(333,034)	(593,643)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(996,876)**	**(946,686)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	23
31	(-) DIVIDENDOS PAGADOS	(996,876)	(946,709)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,034,239)**	**(1,240,109)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(6,167)	(37,905)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(218,352)	(572,614)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(60,449)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(749,271)	(629,590)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	4.83	%	6.56	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.95	%	12.19	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.44	%	5.05	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	11.29	%	16.90	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	27.98	%	36.84	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.79	veces	0.79	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.19	veces	1.98	veces
8	ROTACION DE INVENTARIOS (**)	6.61	veces	6.50	veces
9	DIAS DE VENTAS POR COBRAR	15	dias	17	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.77	%	8.39	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	56.43	%	55.54	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.30	veces	1.25	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	28.00	%	35.51	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	82.30	%	75.54	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	2.65	veces	3.32	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.41	veces	1.43	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.92	veces	1.15	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.58	veces	0.75	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.31	veces	0.33	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	25.28	%	38.89	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	11.28	%	13.94	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(5.82)	%	(0.94)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	1.22	veces	3.48	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	22.81	%	66.94	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	77.19	%	33.06	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	21.11	%	46.17	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		Importe			Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.96		$	.60	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.20		$	.75	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.96		$	.60	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	6.75		$	5.78	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.12		$	.10	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.73	veces		1.98	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		12.13	veces		18.24	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		9.71	veces		14.59	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s07: REPRESENTA LA VALUACIÓN DE LOS INSTRUMENTOS FINANCIEROS DERIVADOS, PRODUCTO DEL RECONOCIMIENTO DEL NUEVO BOLETIN C-10.
r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE MARZO DEL 2005 QUE FUE DE 11.171 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTÁN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 42,113 Y PS. 52,848, PARA EL 2005 Y 2004 RESPECTIVAMENTE.
s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,133,974 Y PS. 4,758,377 PARA EL 2005 Y 2004 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,133,974 Y PS. 4,758,377 PARA EL 2005 Y 2004 RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMIANDOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE MARZO DEL 2005 QUE FUE DE 11.171 PESOS POR DÓLAR.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA Reporta sus Resultados del
Primer Trimestre del 2005

Monterrey, México, 28 de abril del 2005 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") anuncia hoy sus resultados operativos y financieros para el primer trimestre del 2005.

Datos Sobresalientes:

· FEMSA incrementó sus ingresos totales 6.9%. Todas las unidades operativas contribuyeron al excelente crecimiento, más de tres cuartos del incremento proviene de Oxxo.

· FEMSA incrementó su utilidad de operación 2.2%, impulsada principalmente por el crecimiento de Coca-Cola FEMSA y Oxxo.

· Coca-Cola FEMSA incrementó su volumen de ventas totales en 1.4% y su utilidad de operación en 2.7%. Brasil sobresale con un aumento de casi el doble en su margen de operación.

· FEMSA Cerveza incrementó su volumen de ventas nacional 4.0%. En las exportaciones de cerveza, nos complace reportar que el nuevo acuerdo comercial con Heineken USA ha tenido un buen comienzo.

· Oxxo continuó con su extraordinario ritmo de crecimiento, incrementando sus ingresos 26.1% gracias a la apertura de 97 tiendas y por el incremento de 8.9% en las ventas-mismas-tiendas.

"Comenzamos el 2005 con paso firme. Todas las unidades de negocio contribuyeron al crecimiento en la utilidad de operación de FEMSA. Además, continuamos avanzando en nuestra estrategia de bebidas, aprovechando nuestra estructura de negocio para ser más fuertes trabajando unidos".

"Tenemos una excelente plataforma de crecimiento, en las regiones y el momento correctos. Seguiremos enfocados en el crecimiento de alta calidad que genere valor de largo plazo para nuestros accionistas", comentó José Antonio Fernández, presidente y director general de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 6.9% ascendiendo a 22,858 millones de pesos en el 1T05. Este incremento se debió principalmente al crecimiento de 26.1% en los ingresos totales de la cadena de tiendas Oxxo, seguido por el crecimiento de 3.6% en los ingresos totales de FEMSA Cerveza y de 1.5% de los de Coca-Cola FEMSA.

La utilidad bruta se incrementó 4.9% para llegar a 10,373 millones de pesos, lo que dio como resultado una disminución de 90 puntos base en el margen bruto, el cual representó el 45.4% de los ingresos totales en el 1T05. Esta contracción fue compensada parcialmente por la mejora de 150 puntos base en el margen bruto de FEMSA Cerveza, el cual fue de 58.0% de los ingresos totales en el trimestre. La contracción del margen bruto experimentada en el trimestre es resultado de una contracción de 30 puntos base en el margen bruto de Coca-Cola FEMSA, debida principalmente a los altos costos de la resina para las botellas de plástico ("PET"), y de la mayor contribución en los resultados consolidados de las tiendas Oxxo, las cuales tienen un menor margen que el resto de las operaciones.

La utilidad de operación se incrementó 2.2% para llegar a 2,716 millones de pesos en el 1T05, resultando en una disminución de 50 puntos base en el margen de operación para llegar a 11.9%. Esta disminución se atribuyó principalmente al incremento en la contribución en nuestros resultados consolidados de la cadena de tiendas Oxxo y a una contracción en el margen de operación de FEMSA Cerveza, compensado parcialmente por una ligera mejora en nuestro margen de operación de Coca-Cola FEMSA.

La utilidad neta se redujo 21.2% a 1,105 millones de pesos en el 1T05. Esto se debió a (1) un incremento de 29.8% en el gasto financiero neto alcanzando 911 millones de pesos debido a la deuda emitida para la recompra del 30% de FEMSA Cerveza en agosto del 2004, (2) una ganancia por posición monetaria de 310 millones de pesos, la cual fue una reducción en comparación con el 1T04, debido a una menor tasa de inflación sobre mayores pasivos netos en comparación con el año anterior, (3) una ganancia por fluctuación cambiaria de 17 millones de pesos, la cual fue una reducción en comparación con el 1T04, dada la reevaluación del peso mexicano contra el dólar estadounidense sobre los pasivos netos y (4) un cargo adicional al efectuado en el 2004, por concepto del tratamiento fiscal del equipo de refrigeración de Coca-Cola FEMSA. La disminución en la utilidad neta fue compensada parcialmente por una reducción de 18.1% en los impuestos reconocidos en el 1T05, los cuales sumaron 874 millones de pesos, en comparación con 1,067 millones de pesos en el 1T04. La tasa efectiva de impuestos para el trimestre fue de 44.2%.

La utilidad neta mayoritaria por Unidad FEMSA fue de 0.6758 pesos en el 1T05. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 11.171 pesos por dólar, fue de 0.0605 dólares en el trimestre.

La inversión en activo fijo se redujo 20.4% a 1,028 millones de pesos en el 1T05, principalmente reflejando una menor inversión en Coca-Cola FEMSA y en la cadena de tiendas Oxxo.

Deuda neta consolidada. Al 31 de marzo del 2005, FEMSA registró un saldo de efectivo de 5,814 millones de pesos (520 millones de dólares), deuda a corto plazo de 3,938 millones de pesos (353 millones de dólares), créditos puente de 5,681 millones de pesos (509 millones de dólares) y una deuda a largo plazo de 36,184 millones de pesos (3,239 millones de dólares), para un balance de deuda neta de 39,989 millones de pesos (3,580 millones de dólares), 25.8% superior con respecto al 31 de marzo del 2004, principalmente por la deuda contratada para financiar la recompra del 30% de FEMSA Cerveza en agosto del 2004, la cual fue parcialmente compensada por una significativa reducción en la deuda de Coca-Cola FEMSA.

Refrescos - Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza - FEMSA Cerveza

El volumen de ventas nacional se incrementó 4.0% a 5.325 millones de hectolitros en el 1T05, como resultado de un aumento en ventas en casi todo el país, impulsado por nuestras marcas Sol, Tecate Light e Indio, y en menor grado, a la favorable demanda gracias a que la semana santa en el 2005 se celebró en el mes de marzo.

En cuanto a exportaciones de cerveza, antes del 1° de enero del 2005, teníamos una asociación con Labatt USA para la venta de nuestra cerveza en el mercado estadounidense. Bajo ese acuerdo, vendíamos nuestra cerveza a Labatt a un precio que les daba suficiente margen para cubrir los gastos de venta y de mercadotecnia para nuestras marcas, y además como dueños del 30% de Labatt USA recibíamos una proporción equivalente a nuestra participación de sus ganancias como método de participación.

A partir del 1° de enero del 2005 iniciamos un nuevo acuerdo comercial con Heineken USA para llegar al mercado estadounidense. Bajo este nuevo acuerdo exportamos nuestras cervezas a Estados Unidos a un precio mayor al anterior y pagamos una importante porción de los gastos de venta y mercadotecnia relacionados con nuestras marcas. Dado que éste es un acuerdo comercial y no una asociación, ya no existe un componente de utilidad por participación de utilidades para FEMSA Cerveza. Creemos que este nuevo acuerdo comercial es más rentable para FEMSA Cerveza.

El volumen de ventas de exportación se redujo 5.6% a 0.453 millones de hectolitros en el 1T05, debido principalmente a (1) una acumulación moderada de inventarios en el cuarto trimestre del 2004 relacionada con la conclusión del acuerdo con nuestro anterior importador en los Estados Unidos y (2) una base de comparación desfavorable, en el 1T04 se registró un crecimiento de 32.8% en el volumen. Para aislar el efecto de la alta base de comparación del primer trimestre del 2004, el crecimiento promedio del volumen de exportación desde el 1T03 al 1T05 fue aproximadamente de 13% por año. Adicionalmente, en el 1T05 nuestra cobertura ha mejorado con un claro enfoque hacia los centros de consumo y la expansión de nuestra presencia en todo EU.

Los ingresos totales se incrementaron 3.6% a 5,681 millones de pesos en el 1T05. Esto se logró gracias a un incremento de 4.2% en las ventas de cerveza, resultado de un incremento de 3.1% en el volumen total de ventas y el mayor precio de exportación, como se explica anteriormente en este comunicado, parcialmente compensado por una disminución de 1.6% en el precio nacional real por hectolitro y una reducción de 5.6% en el volumen de ventas de exportación. El precio nacional real por hectolitro, aunque disminuyó con respecto al 1T04, se incrementó 0.8% en términos reales en comparación con el 4T04. Hemos comenzado a implementar incrementos en los precios por empaque, marca y punto de venta.

El costo de ventas se mantuvo estable con los niveles del 1T04 alcanzando 2,385 millones de pesos en el 1T05 gracias a una mejora en el costo por hectolitro. Esta mejora es resultado del efecto neto de las significativas eficiencias de operación en combinación con la apreciación del peso mexicano contra el dólar estadounidense en términos reales, los cuales compensaron significativamente el incremento en los precios de algunas importantes materias primas, tales como el aluminio y la energía. La utilidad bruta se incrementó 6.4% a 3,296 millones de pesos en el 1T05, logrando una expansión de 150 puntos base del margen bruto llegando a 58.0%.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 0.8% a 883 millones de pesos en el 1T05. Este ligero incremento refleja un aumento en los ingresos totales y un costo de ventas estable que compensó el incremento en los gastos de administración y en los gastos de venta en el trimestre. Los gastos de operación se incrementaron 8.5% a 2,413 millones de pesos alcanzando 42.5% de los ingresos totales en el 1T05, es decir 200 puntos base más en comparación con el 1T04. Específicamente, los gastos de administración se incrementaron 4.5% a 696 millones de pesos en el trimestre, debido principalmente a los gastos relacionados con el Sistema Integral de Negocios ("ERP") y, en menor grado, al nuevo acuerdo para nuestras exportaciones a los EU, como se menciona anteriormente en este comunicado. Los gastos de venta se incrementaron en 10.3% debido al nuevo acuerdo para nuestras exportaciones a EU, como ya se mencionó, y incremento en gastos de mercadotecnia para programas específicos con el fin de reforzar nuestras marcas en el mercado nacional. Para el trimestre, el margen de operación se redujo 50 puntos base para ubicarse en el 15.5% de los ingresos totales.

Tiendas Oxxo - FEMSA Comercio

Los ingresos totales se incrementaron 26.1% para llegar a 6,135 millones de pesos en el 1T05. Principalmente por la apertura neta de 97 nuevas tiendas Oxxo en el trimestre, y un total de 666 nuevas tiendas Oxxo en comparación con el 1T04 para llegar a un total de 3,563 Oxxos en todo el país.

Las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 8.9% en el 1T05, reflejando un incremento en el tráfico por tienda de 7.3% y de 1.6% en el ticket promedio. Este crecimiento refleja el rápido ritmo de expansión, la fuerte actividad promocional y una mejor administración de categorías, que permiten a Oxxo mejorar la mezcla de productos dentro de la tienda.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 9.1% a 192 millones de pesos, resultando en una disminución de 50 puntos base en el margen de operación, alcanzando 3.1% de los ingresos totales en el 1T05. Esta disminución se debió principalmente al incremento en el costo de ventas y gastos de venta como porcentaje de los ingresos totales, los cuales fueron compensados parcialmente por eficiencias en gastos de administración. El costo de ventas se incrementó 26.7% a 4,569 millones de pesos resultando en una disminución de 40 puntos base en el margen bruto, alcanzando 25.5% de los ingresos totales en el 1T05. La reducción en el margen bruto fue resultado de un cambio en la calendarización de incentivos y bonificaciones que otorgaron algunos proveedores en el 1T05 en comparación al mismo período del 2004. Los gastos de operación se incrementaron 27.0% a 1,374 millones de pesos en el 1T05. Este ligero incremento sobre el crecimiento de los ingresos totales se debió principalmente a (1) un incremento en compensación basada en el desempeño, producto del crecimiento en ventas por la expansión de Oxxo, (2) un incremento en los costos de electricidad por tienda en comparación con los niveles del 1T04 y (3) los gastos y amortización de inversiones relacionadas al nuevo sistema de Tecnología de Información, que ya no son capitalizables.

Cambios en los principios de contabilidad generalmente aceptados en México:

· A partir del 1o de enero de 2005 entró en vigor el boletín C-10 "Instrumentos Financieros Derivados y Operaciones de Cobertura", estableciendo reglas detalladas para la valuación, presentación y divulgación de instrumentos financieros, así como las condiciones para considerar a los instrumentos financieros como de cobertura y clasifica las coberturas con el propósito de determinar si las pérdidas o las ganancias que resulten de valuar las coberturas a su valor razonable, deben de registrarse en el estado de resultados o en la utilidad integral.

Antes de la aplicación del boletín C-10, los instrumentos financieros contratados para propósitos de cobertura eran valuados utilizando el mismo criterio de valuación utilizado para el activo o pasivo cubierto, y el valor de razonable se determinaba para ser revelado en las notas a los estados financieros. Adicionalmente, los instrumentos financieros contratados con propósitos distintos al de cobertura, eran valuados y registrados a su valor razonable. La diferencia entre el valor razonable inicial y final del periodo, se registraba en el estado de resultados.

En el primer trimestre del 2005, registramos un activo por instrumentos financieros derivados por Ps. 755 millones y un pasivo por instrumentos financieros derivados por Ps. 552 millones, el efecto neto representó una ganancia de Ps 203 millones, de los cuales Ps. 36 millones fueron registrados como una ganancia en utilidad neta, Ps. 359 millones fueron reconocidos como otras partidas de la utilidad integral y el resto de Ps. 157 millones, como pasivo por impuesto diferido.

· A partir del 1 de enero de 2005, entró en vigor el Boletín D-3 revisado "Obligaciones Laborales", el cual establece que los pagos por indemnizaciones, resultado de situaciones distintas al de una reestructuración, deberán ser reconocidos en resultados de acuerdo con cálculos actuariales. Anteriormente, las indemnizaciones se reconocían en gastos en el momento en que se pagaban. Los pagos de indemnizaciones resultado de la reestructuración de ciertas áreas, se seguirán reconociendo en resultados en la cuenta de otros gastos, netos. Al 31 de marzo del 2005, como resultado de la aplicación de estas modificaciones, reconocimos en resultados un incremento en gastos de operación y en el pasivo por obligaciones laborales, de Ps. 5 millones.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
. Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
. Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación;
. Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación; e
. Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original sea menor a tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado entre y dentro de las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica dentro del rubro de propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
. Aquellas que están en el control de las plantas de la Compañía, a las cuales nos referimos como botellas y cajas en planta y centros de distribución; y
. Aquellas que han sido entregadas en las manos de los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera reportada, la rotura de botella y caja retornable en planta y en los centros de distribución es registrada como un gasto en el momento en que sea incurrido.

Las botellas y cajas en el mercado de FEMSA Cerveza, están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es propietario y las mantiene como activos, los cuales son monitoreados por personal de ventas durante sus visitas periódicas a los clientes. Cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Para efectos fiscales, el costo de las botellas y cajas se deduce al momento de la compra.

Las botellas y cajas en el mercado de Coca-Cola FEMSA, por las cuales se recibe un depósito de los clientes, se presentan netos de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, las cuales representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura en planta y en los centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de cuatro años para envase de vidrio retornable y de un año para envase de plástico retornable.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y no se tiene un valor de mercado, se registra al costo de adquisición y se valúan mediante la aplicación de factores de inflación del país de origen. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y se tiene un valor de mercado observable, su valor es ajustado al valor de mercado, con dichos ajustes reflejados en las utilidades.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos.con clientes para obtener el derecho de vender y promover los

productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

. Método de volumen de ventas, en el cual la amortización se determina con base a la proporción del volumen realmente vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 80% de los acuerdos de FEMSA Cerveza se amortizan bajo esta base); y

. Método de línea recta, en el cual la amortización se lleva a cabo en el transcurso de la vida del contrato (el restante 20% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método)

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, la Compañía compara los cálculos obtenidos por medio del método de volumen de ventas y el que hubiera resultado del cálculo del método de línea recta, y registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos era considerado crédito mercantil. Con la adopción del C-8, la Compañía considera el crédito mercantil pagado en las adquisiciones previas a la entrada en vigor de este boletín como derechos para producir y distribuir productos de la marca Coca-Cola y cerveza. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios.

Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y

. Información tecnológica y sistemas de administración, que son erogados en la fase de desarrollo y capitalizados de acuerdo con las disposiciones establecidas en el C-8. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo,

están sujetos a una revisión periódica de deterioro y consisten en:
. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y
. Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de franquicias previamente otorgadas y se actualizan utilizando factores de inflación.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
De acuerdo con el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("C-15"), la Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima ese activo va a generar en el futuro, contra el valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, otros activos y activos intangibles identificados, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en circunstancias indican que el valor de un activo o grupo de activos puede no ser recuperable por medio de los futuros flujos de efectivo esperados.

Para crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales, así como cuando existan circunstancias que indiquen que el valor de dicho activo excede su valor de mercado implícito.

En caso que exista algún ajuste por deterioro en el valor de los activos, este ajuste se reconoce en el rubro de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. La inversión en refrigeradores realizada por la Compañía reducida de la participación de The Coca-Cola Company se registra en la cuenta de propiedad planta y equipo. Dichos recursos son reconocidos cuando The Coca-Cola Company acepta la petición del reembolso.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como

partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el estado de resultados en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a resultados en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de envió establecidos, de la siguiente manera:
. Para ventas nacionales, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque). Al 30 de junio del 2004 y 2003, las ventas nacionales representan aproximadamente el 96% de las ventas totales consolidadas. Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.
. Para ventas de exportación, al momento en que los productos se entregan al cliente y el cliente toma posesión de los productos (LOB destino).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones y descuentos asignados.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren

incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El impuesto diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar el PTU diferido, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria
El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el

resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

Los instrumentos financieros contratados con fines de cobertura se valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable y son registrados en el estado de situación financiera. La diferencia entre el valor inicial y final del periodo, se registra en resultados.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios, y se presenta en el estado consolidado de variaciones en las cuentas de capital contable.

t) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación y se puede estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

u) Aportaciones al capital de subsidiarias:
Cuando un tercero realiza una aportación al capital de una subsidiaria con la intención de obtener una participación minoritaria y dicha aportación es diferente al valor en libros de la subsidiaria, dicha diferencia entre el valor en libros de las acciones y el monto aportado, es registrada como una prima en suscripción de acciones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	19,105,695	45,446,210
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	14,676,807
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	257,945	338,623
4 ELIMINACIÓN ACCIONES		1	0.00	(26,030,596)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**60,461,640**
ASOCIADAS					
1 IEQSA		98,232	33.68	59,692	145,050
2 CICAN		9,620	48.10	36,154	36,206
3 BETA SAN MIGUEL		734,628	5.25	30,348	62,612
4 TAPON CORONA		547,960	40.00	20,285	26,283
5 MOLSON		262,016	0.26	78,747	86,860
6 INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.		67,910	67.91	36,957	67,910
7 METALFORMA		2,850	31.00	1,843	4,167
8 OTRAS ASOCIADAS (4) (NO. DE ASOC.:)		1	0.00	0	353,090
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**264,026**	**782,178**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**61,243,818**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
ABN	26/03/2010	3.64	0	0	0	0	0	0	0	0	0	0	0	0	0	558,550
BANAMEX	19/11/2012	10.46	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	23/08/2005	10.21	2,887,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/08/2008	9.86	0	1,762,500	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	20/08/2009	10.00	0	1,155,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	10.33	130,892	1,505,258	0	0	0	0	0	0	0	0	0	0	0	0
BAYERISCHE	28/09/2007	3.17	0	0	0	0	0	0	0	0	0	26,063	13,034	26,066	0	0
BAYERISCHE	16/10/2006	2.41	0	0	0	0	0	0	0	0	0	1,445	1,445	0	0	0
BAYERISCHE	15/05/2006	2.67	0	0	0	0	0	0	0	0	0	1,314	657	0	0	0
BAYERISCHE	29/04/2005	2.66	0	0	0	0	0	0	0	0	0	694	0	0	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,458	0	0	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	7,992	0	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	926	0	0	0	0
BAYERISCHE	28/02/2006	2.49	0	0	0	0	0	0	0	0	0	919	0	0	0	0
BAYERISCHE	02/05/2006	2.76	0	0	0	0	0	0	0	0	0	1,204	602	0	0	0
BAYERISCHE	30/11/2008	3.03	0	0	0	0	0	0	0	0	0	7,001	7,001	7,001	7,002	0
BAYERISCHE	31/07/2006	2.48	0	0	0	0	0	0	0	0	0	829	414	0	0	0
BAYERISCHE	30/01/2007	2.48	0	0	0	0	0	0	0	0	0	985	492	492	0	0
BAYERISCHE	28/09/2006	2.64	0	0	0	0	0	0	0	0	0	1,818	909	0	0	0
BAYERISCHE	30/04/2007	2.75	0	0	0	0	0	0	0	0	0	1,449	1,449	725	0	0
BAYERISCHE	02/08/2007	2.39	0	0	0	0	0	0	0	0	0	5,232	2,616	5,232	0	0
BAYERISCHE	30/10/2007	2.65	0	0	0	0	0	0	0	0	0	2,483	2,483	1,242	0	0
BAYERISCHE	31/01/2008	2.39	0	0	0	0	0	0	0	0	0	1,923	962	1,923	962	0
BAYERISCHE	29/05/2013	2.99	0	0	0	0	0	0	0	0	0	28,733	28,733	28,733	28,733	129,297
BAYERISCHE	30/09/2005	2.67	0	0	0	0	0	0	0	0	0	321	0	0	0	0
BAYERISCHE	26/06/2006	2.96	0	0	0	0	0	0	0	0	0	1,317	658	0	0	0
BAYERISCHE	15/05/2007	2.67	0	0	0	0	0	0	0	0	0	1,249	1,248	624	0	0
BAYERISCHE	15/02/2006	2.12	0	0	0	0	0	0	0	0	0	1,087	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	15/12/2006	2.89	0	0	0	0	0	0	0	0	0	3,410	3,410	0	0	0
BAYERISCHE	31/01/2006	2.48	0	0	0	0	0	0	0	0	0	892	0	0	0	0
BAYERISCHE	30/06/2010	3.44	0	0	0	0	0	0	0	0	0	15,759	31,518	31,518	31,518	47,277
BAYERISCHE	30/06/2009	3.27	0	0	0	0	0	0	0	0	0	22,156	22,156	22,157	22,157	11,078
BBVA BANCOMER	04/03/2011	10.10	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	29/06/2011	9.98	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	10/08/2009	3.71	0	0	0	13,731	2,028	4,056	4,056	4,056	0	0	0	0	0	0
BBVA BANCOMER	30/09/2009	3.15	0	0	0	0	0	251,357	586,477	837,825	0	0	0	0	0	0
BONDS COLOMBIA	11/08/2005	10.07	0	0	0	0	0	0	0	0	0	309,068	0	0	0	0
BONDS COLOMBIA	16/08/2006	9.17	0	0	0	0	0	0	0	0	0	0	211,529	0	0	0
BONDS COLOMBIA	09/08/2007	10.11	0	0	0	0	0	0	0	0	0	0	0	160,997	0	0
BOSTON LEASING	30/07/2008	4.59	0	0	0	0	0	0	0	0	0	4,886	3,766	5,160	3,977	0
CAJA MADRID	27/05/2009	3.51	0	0	0	0	0	0	0	0	0	0	0	0	0	167,565
COMERICA	23/09/2009	3.13	0	0	0	0	0	0	0	0	0	8,378	5,027	13,405	16,757	20,108
COMERICA	23/07/2009	2.94	0	0	0	0	0	0	0	0	0	0	0	83,783	83,782	111,710
COMMERCE	19/08/2005	3.93	0	0	0	0	0	0	0	0	0	83,783	0	0	0	0
GE CAPITAL LEASING	01/07/2009	5.42	0	0	0	0	0	0	0	0	0	27,813	13,907	37,395	37,395	37,396
GE CAPITAL LEASING	01/10/2008	10.07	0	0	0	0	0	0	0	0	0	7,526	5,645	7,434	1,882	0
HSBC	16/12/2011	10.17	0	650,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	07/06/2011	9.79	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
HYPO-VER	15/07/2005	3.89	0	0	0	0	0	0	0	0	0	3,440	0	0	0	0
HYPO-VER	10/08/2009	3.56	0	0	0	0	0	0	0	0	0	18,252	0	0	0	0
ITAU-BUEN AYRE	16/12/2005	4.16	0	0	0	0	0	0	0	0	0	131,986	0	0	0	0
JP MORGAN	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,234,200	0	0	0
JP MORGAN	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,373,769
MORGAN STANLEY	23/08/2005	3.35	0	0	0	0	0	0	0	0	0	2,792,750	0	0	0	0
SANTANDER	25/04/2006	5.41	13,334	3,332	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	5.41	14,928	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	9.43	4,762	95,238	0	0	0	0	0	0	0	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
SANTANDER	17/06/2005	5.78	80,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/06/2011	9.95	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	12/05/2005	3.69	0	0	0	111,710	0	0	0	0	0	0	0	0	0	0
SCOTIA	27/09/2010	10.32	0	1,405,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/07/2008	10.16	192,000	200,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	26/03/2010	10.32	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	10.13	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/05/2010	3.34	0	0	0	0	0	0	0	0	0	0	0	0	0	558,550
TOKYO	13/07/2005	3.72	0	0	0	0	0	0	0	0	0	55,855	0	0	0	0
WACHOVIA	23/04/2010	3.20	0	0	0	0	0	0	0	0	0	0	0	0	0	558,550
TOTAL BANCARIOS			**3,323,416**	**14,476,328**	**0**	**125,441**	**2,028**	**255,413**	**590,533**	**841,881**	**0**	**3,583,396**	**2,593,861**	**433,887**	**234,165**	**5,573,850**
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
BANAMEX	03/07/2008	10.13	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2009	10.35	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	20/04/2007	8.37	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	13/11/2006	8.65	0	1,431,809	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	18/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	15/07/2005	9.45	2,586,319	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	11/07/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	10/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,586,319**	**11,181,809**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
PROVEEDORES VARIOS	31/12/2005		4,778,274	0	0	0	0	0	0	0	2,127,184	0	0	0	0	0
TOTAL PROVEEDORES			**4,778,274**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,127,184**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS	31/12/2005		2,023,293	0	0	0	0	0	0	0	2,748,506	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**2,023,293**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,748,506**	**0**	**0**	**0**	**0**	**0**
			12,711,302	**25,658,137**	**0**	**125,441**	**2,028**	**255,413**	**590,533**	**841,881**	**4,875,690**	**3,583,396**	**2,593,861**	**433,887**	**234,165**	**5,573,850**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	226,703	**2,532,496**	373,715	4,174,771	6,707,267
PASIVO	**1,353,192**	**15,116,506**	**492,330**	**5,499,820**	**20,616,326**
	455,491		312,975	3,496,242	8,584,527
	897,701		179,355	2,003,578	12,031,799
SALDO NETO	**(1,126,489)**	**(12,584,010)**	**(118,615)**	**(1,325,049)**	**(13,909,059)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULC
DE RESULTADO POR POSICION MONETARIA (1]
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	15,370,525	57,735,216	42,364,691	0.00	1,502
FEBRERO	16,719,846	56,685,628	39,965,782	0.33	133,153
MARZO	16,369,144	56,925,641	40,556,497	0.45	182,797
ACTUALIZACION:	0	0	0	0.00	612
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	(8,937)
OTROS	0	0	0	0.00	0
TOTAL					**309,127**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCION DE CERVEZA	33,696,000	68
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,646,783	56
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	36,409	64
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	39,665	71
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	53,449	59
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	50,938	35
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	306,804	47
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	318,566	54
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	433,242	53
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	182,816	77
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	90
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,200,000	96
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,400,000	95
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	82
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	92
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	82
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	22
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	64
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	67

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	426,843	5,880,830	227,713	6,113,817		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	5,756	1,689,961	5,325	4,714,040		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE OTRAS VENTAS				6,134,712 92,858			CONSUMIDORES
TOTAL		7,570,791		17,055,427			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
REFRESCOS			219,048	5,115,899	ARGENTINA/CENTROAME COLOMBIA/VENEZUELA/ BRASIL	AGUA CLUB K, FRESCA AGUA NATURAL, KIST AGUA NAYA, ALPINA BAVARIA, BLACK FIRE CANADA DRY, CHINOT GINGER ALE, HI-C, H JUIZ, KAISER, KUAT CEPITA, CARIOCA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
CERVEZA				478,533	75 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			66,073	43,729	COSTA RICA/CARIBE/ GUATEMALA	FAMOSA	BALL CORPORATION/B
HERMETAPA			2,137,974	118,074	USA/TRIN. Y TOBAGO CARIBE	FAMOSA	LOS PORTALES/FLORII LABATT / MILLER
TAPA ECOLÓGICA			40,358	8,163	CARIBE	FAMOSA	COORS BREWING/CIA. INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				10,049	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
OTRAS VENTAS				28,477			
TOTAL				5,802,924			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			**600,000,000**	**4,697,310,450**	**0**	**4,697,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

CLAVE DE COTIZACION: FEMSA FECHA: 28/04/2005 08:56

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6167
FAX:	(0181) 8328-6080
DIRECCION DE INTERNET:	www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FEM9805095B4
DOMICILIO FISCAL:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	SR. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA FECHA: 28/04/2005 08:56

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO DE FINANZAS Y DESARROLLO CORPORATIV
NOMBRE:	C.P. FEDERICO REYES GARCIA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-62-00
FAX:	(0181) 8328-60-80
E-MAIL:	freyes@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-90
FAX:	(0181) 8328-61-11
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR JURÍDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6180
FAX:	(0181) 8328-6181
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE LEGAL
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO

CLAVE DE COTIZACION: **FEMSA** FECHA: 28/04/2005 08:56
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

NOMBRE:	SR. ALFREDO LIVAS CANTÚ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALAN ALANIS PEÑA
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6211
FAX:	(0181) 8328-6080
E-MAIL:	alan.alanis@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DIRECTOR GENERAL

C.P. FEDERICO REYES GARCIA
DIRECTOR DE FINANZAS

MONTERREY, NL, A 28 DE ABRIL DE 2005

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s07: REPRESENTA LA VALUACIÓN DE LOS INSTRUMENTOS FINANCIEROS DERIVADOS, PRODUCTO DEL RECONOCIMIENTO DEL NUEVO BOLETIN C-10.
r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE MARZO DEL 2005 QUE FUE DE 11.171 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTÁN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 42,113 Y PS. 52,848, PARA EL 2005 Y 2004 RESPECTIVAMENTE.
s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,133,974 Y PS. 4,758,377 PARA EL 2005 Y 2004 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,133,974 Y PS. 4,758,377 PARA EL 2005 Y 2004 RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMIANDOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE MARZO DEL 2005 QUE FUE DE 11.171 PESOS POR DÓLAR.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

Fomento Económico Mexicano, S.A. de C.V.

By: ______________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Corporate Development